Robert A. Schiffner	Campbell Soup Company
Senior Vice President and	1 Campbell Place
Chief Financial Officer	Camden, NJ 08103
856-342-5270
856-342-5205 Fax
robert_schiffner@campbellsoup.com
February 14, 2008
Mr. H. Roger Schwall
Assistant Director — Division of Corporation Finance
Mail Stop 7010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Re:	Campbell Soup Company Form 10-K for the fiscal year ended July 29, 2007 Schedule 14, filed October 10, 2007 Form 10-Q for the fiscal quarter ended October 28, 2007 File No. 001-03822
Dear Mr. Schwall:
This letter is submitted on behalf of Campbell Soup Company (“Campbell” or the “Company”) in response to your letter dated January 31, 2008, regarding the referenced filings (the “Comment Letter”).
We have reviewed your comments carefully and set forth our responses below. For ease of reference, the text of each numbered comment is reproduced in italics immediately preceding our corresponding response.
Having reviewed the referenced filings in light of your comments, we continue to believe that these filings comply with applicable disclosure requirements, and do not believe that amended disclosures are required. However, we will incorporate in applicable future filings additional information identified in the Comment Letter that may enhance our overall disclosure by providing additional detail to investors. On or about March 7, 2008, we will file our Report on Form 10-Q for the fiscal quarter ended January 27, 2008. The guidance provided in the Comment Letter regarding opportunities for enhanced disclosure in our filings on Form 10-K and/or 10-Q will be reflected in the forthcoming Form 10-Q and in subsequent filings. The guidance in the Comment Letter relating to Schedule 14 will be reflected in all applicable future filings.

Mr. H. Roger Schwall
Securities and Exchange Commission
February 14, 2008
10-K FOR THE YEAR ENDED JULY 29, 2007
1.	Results of Operations, page 10 — Please expand your discussion in your MD & A to:
•	discuss decisions concerning trends, demands, commitments, events and uncertainties that involve consideration of financial, operational and other information known to the company; and

•	provide analysis of known material trends, events, demands, commitments and uncertainties.
As an example, we note your decision to look at strategic alternatives for Godiva Chocolatier and to expand your operations into China and Russia. Please explain the effect you expect that the sale of Godiva will have on your continuing operations. Similarly, please explain the effect you expect that the expansion into China and Russia will have on your operations including in regard to your costs, revenues and capital expenditures. Refer to Items 501.12.b.1, b.3 and b.4 of the Codification of Financial Reporting Policies.
Consistent with the requirements of Item 303 of Regulation S-K, the Company disclosed in the MD&A of our Form 10-K for the fiscal year ended July 29, 2007 (the “2007 Form 10-K”) material information necessary to understand Campbell’s results of operations, liquidity and capital resources, and financial condition. We also disclosed what we believed to be the Company’s most significant decisions as of the date of that filing concerning known material trends affecting Campbell’s business. We believe that our disclosures in the MD&A of the 2007 Form 10-K fully address the requirements of Item 303, and that an amendment is not necessary. However, we recognize the Staff’s comment to signify that, in future filings, more extensive discussion of material trends, demands, commitments, events and uncertainties relevant to Campbell’s business of which the Company is then aware, and of material decisions that the Company may have made with respect to them, may enhance investor understanding. To the extent that additional material information about these matters is known to the Company and additional material decisions have been made, we will provide such discussion in applicable future filings.
The MD&A of our 2007 Form 10-K began with an enumeration of Campbell’s five key business strategies, which were listed at the outset of the “Overview”:
•	Expanding the Company’s well-known brands within the simple meal and baked snack categories;

•	Trading consumers up to higher levels of satisfaction centering on convenience, wellness and quality;

•	Making the Company’s products more broadly available in existing and new markets;

•	Increasing margins by improving price realization and Company-wide productivity; and

•	Improving overall organizational diversity, engagement, excellence and agility.
The five strategies set forth in the 2007 Form 10-K identified the Company’s key decisions as of that date with respect to the known material trends affecting Campbell’s business. These included, respectively, the decisions (i) to pursue a focused, branded product

Mr. H. Roger Schwall
Securities and Exchange Commission
February 14, 2008
portfolio; (ii) to respond to consumer interest in convenience, wellness and quality; (iii) to expand the availability of our products both in new markets and in additional channels in existing markets; (iv) to pursue margin improvement, primarily through the two avenues indicated; and (v) to emphasize the four principal workplace priorities noted.
Other sections of the MD&A addressed the impact of these strategies on Campbell’s results of operations, liquidity and capital resources, and financial condition. For example, we disclosed on page 12 of the 2007 Form 10-K the impact of our convenience platform on sales in fiscal 2006 and fiscal 2007, and the impact of the introduction of soups with reduced sodium levels on 2007 sales. On the same page, we also discussed the impact on 2006 and 2007 sales of our V8 V-Fusion vegetable and fruit juice, which was introduced in the second quarter of 2006 as part of our wellness platform. In addition, on page 13 of the Form 10-K, we discuss the factors affecting Campbell’s gross profit, including the specific impact of productivity improvements and higher selling prices.
As we stated on the first page of the 2007 Form 10-K, we viewed our exploration of strategic alternatives for the Godiva Chocolatier business as a portfolio adjustment intended to sharpen the Company’s focus on optimizing its long-term growth potential by leveraging the competitive advantages of its simple meals, baked snacks, and vegetable-based beverages businesses in markets with the greatest potential for growth. We note that, as of September 26, 2007 (the date of the filing of the Form 10-K), the Company was exploring a number of strategic alternatives for this business, and was not in a position to disclose anything more than speculation about the ways such alternatives might have been expected to affect the Company’s results and financial condition in the future. The decision to sell the business was not made until almost three months after the 2007 Form 10-K was filed, when we announced on December 20, 2007, that we had reached agreement to sell the Godiva business for $850 million to a Turkish company. The closing of this transaction is expected to occur in the near future. In our forthcoming report on Form 10-Q for the fiscal quarter ended January 27, 2008, we will report the results of the Godiva business as discontinued operations for all periods presented. We also expect to file a Current Report on Form 8-K within four business days following the closing, in which we will provide pro forma financial information relating to the divestiture of the Godiva business, prepared in accordance in Article 11 of Regulation S-X.
To date, activities relating to the expansion of the Company’s business into Russia and the People’s Republic of China have not had a material impact on Campbell’s overall costs, revenues and capital expenditures. Where these activities have affected a particular Campbell segment or comparison of specific expenses, however, we have made appropriate disclosure. For instance, in the discussion of the operating earnings of the International Soup and Sauces segment on page 14 of the 2007 Form 10-K and page 19 of the Form 10-Q for the fiscal quarter ended October 28, 2007 (the “Form 10-Q”), we disclosed that this expansion has affected the segment’s earnings. In the discussion of the fluctuation of administrative expenses on page 13 of the Form 10-K, we disclosed the impact of costs associated with the expansion on the increase year on year. In future filings, we will continue to provide disclosure relating to the impact of Campbell’s expansion into China and Russia, including the impact on overall costs, revenues and capital expenditures, as and when it becomes material to Campbell as a whole or to any particular Campbell segment.

Mr. H. Roger Schwall
Securities and Exchange Commission
February 14, 2008
2.	Results of Operations, page 10 — We note your disclosure that “During the first quarter of 2007, the company completed its previously announced program utilizing $620 million of the net proceeds to repurchase shares;” and that the “pro forma impact on 2006 of utilizing those proceeds to repurchase 17 million shares (based on the average stock price in the first quarter) and reduce shares outstanding in the calculation of Earnings per share from continuing operations would have resulted in a $.07 increase in Earnings per share from continuing operations.” In addition to this pro forma disclosure, please expand your discussion to explain the impact that the Agreements had on your basic and diluted earnings per share for the periods presented.

In connection with the sale of the businesses in the United Kingdom and Ireland on August 15, 2006 (the first quarter of 2007), the Company was authorized to use $620 million of the net proceeds to repurchase shares. In addition to the share repurchase program utilizing the net proceeds from the divestiture, the Company was authorized to purchase up to $600 million of Company stock through fiscal 2008 under a strategic share repurchase program announced in November 2005.

Pursuant to these two programs, the Company entered into two accelerated share repurchase agreements (the “Agreements”) in September 2006 to execute a portion of the purchases. In 2007, the Company purchased $820 million of Campbell shares under the two publicly announced programs. The Company also purchased $320 million of Campbell shares to offset the impact of dilution from shares issued under the Company’s stock compensation plans. The terms of the Agreements were disclosed under “Off-Balance Sheet Arrangement and Other Commitments” on page 17 of the 2007 Form 10-K. Share repurchase activity was also disclosed under “Liquidity and Capital Resources” on page 16 and “Issuer Purchases of Equity Securities” on page 8 of the Form 10-K.

Through a combination of the open market purchases and the Agreements, the Company used $620 million of the net proceeds from the divestiture to repurchase shares in fiscal 2007, resulting in a 17 million reduction in the number of shares outstanding in the first quarter. Consistent with the pro forma impact of $.07 per share in 2006, the impact from the use of proceeds on fiscal 2007 earnings per share from continuing operations was a benefit of $.07 per share (basic and diluted). As indicated on page 10 of the Form 10-K, all per share amounts in the MD&A were presented on a diluted basis, as we believe that this is a better measure of performance. The pro forma disclosure included on page 11 of the Form 10-K represents the estimated impact from the use of proceeds on earnings from continuing operations in fiscal 2006, had the transaction occurred at the beginning of that year. This disclosure was provided to assist investors in analyzing the improvement in earnings from continuing operations from 2006 to 2007, as $.07 of the earnings per share from continuing operations improvement from 2006 to 2007 was due to the benefit from the use of proceeds from the United Kingdom and Ireland divestiture. We presented this impact in a pro forma disclosure format because we believed this format provided meaningful information for investors in understanding the benefit from the proceeds year on year. Accordingly, we do not believe an amended filing is appropriate.

Mr. H. Roger Schwall
Securities and Exchange Commission
February 14, 2008
3.	Liquidity and Capital Resources, page 16 — We note your statement that your capital expenditures will increase to $400 million for 2008 from $334 million in 2007. Please explain why.

The major capital projects anticipated in fiscal 2008, which were included in the $400 million estimate and contributed to the increase from fiscal 2007, were disclosed in Item 1 of the 2007 Form 10-K under the caption “Capital Expenditures.” In that section, we stated that “[t]he company expects to spend approximately $400 million for capital projects in fiscal 2008. The anticipated major fiscal 2008 capital projects include the previously announced expansion and enhancement of the company’s corporate headquarters in Camden, New Jersey, which is expected to continue into fiscal years following 2008, and expansion of the company’s beverage production capacity.” We understand the Staff to be indicating in this comment that it believes that duplication of this disclosure in the MD&A may enhance investor understanding. We will therefore provide the information in both sections in applicable future filings.

4.	Controls and Procedures, page 46 — You indicate that your disclosure controls and procedures are “effective, and are reasonably designed to ensure that all material information relating to the company (including its consolidated subsidiaries) required to be included in the company’s reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.” Please note that Item 307 of Regulation S-K requires you to disclose your officer’s conclusions regarding the effectiveness of your disclosure controls and procedures as that term is defined in Rule 13a-15 (e) of the Exchange Act. The definition in Rule 13a-15(e) is more comprehensive than that included in your disclosure. Specifically, the term disclosure controls and procedures “means controls and procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” Your officer’s conclusion does not state whether your disclosure controls and procedures are effective at accomplishing these items. Please revise your officer’s conclusion to state whether your disclosure controls and procedures are effective at accomplishing all of the items included within the definition of disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act. This comment also applies to your Form 10-Q for the fiscal quarter ended October 28, 2007.

As was specifically stated in the Forms 10-K and 10-Q referenced in the Comment Letter, the Company’s officers concluded that as of July 29, 2007 and October 28, 2007, Campbell’s disclosure controls and procedures, as this term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, were effective. We confirm that in reaching the conclusions as to their effectiveness that were described in the Forms 10-K and 10-Q, we considered the term “disclosure controls and procedures” to be as defined in Rule 13a-15(e), as stated in the first sentence of Part II, Item 9A of the Form 10-K and in Part I, Item 4 of the Form 10-Q.

Mr. H. Roger Schwall
Securities and Exchange Commission
February 14, 2008
Our conclusions that our disclosure controls and procedures were effective were not stated in these filings to be limited to the specific determinations that such controls and procedures “are reasonably designed to ensure that all material information relating to the company (including its consolidated subsidiaries) required to be included in the company’s reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.” We do not believe an investor would read them as having been limited in this manner. In future filings, however, we will revise our disclosures to state whether our officers concluded that Campbell’s disclosure controls and procedures (as defined by the aforementioned rules) were effective during the applicable period, and delete the additional language in our previous filings that is quoted by the Staff in the comment above.

5.	Controls and Procedures, page 46 — We further note your disclosure indicates that your disclosure controls and procedures “are reasonably designed.” Please confirm, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your relevant officers have concluded that your disclosure controls and procedures are effective at the reasonable assurance level and so state or otherwise advise. This comment also applies to your Form 10-Q for the fiscal quarter ended October 28, 2007.

We confirm that Campbell’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, and that Campbell’s President and Chief Executive Officer and Campbell’s Senior Vice President and Chief Financial Officer concluded that Campbell’s disclosure controls and procedures were effective at the reasonable assurance level as of July 29, 2007 and October 28, 2007.
10-Q FOR THE QUARTER ENDED OCTOBER 28, 2007
6.	Operating Earnings, page 18 — We note that you state that your earnings in the US Soup, Sauces and Beverages segment decreased 4% in 2008 versus 2007 primarily due to the cost of inflation. Please provide an analysis of this trend and how you anticipate it will affect your earnings in the future.

As disclosed on page 18 of the Form 10-Q, the decrease in operating earnings was due primarily “to cost inflation, increased advertising and increased promotional activity, partially offset by higher sales volume and productivity gains.” On average, the rate of inflation has been higher in 2008 than in previous years, and we have disclosed its impact where material in our periodic reports. For instance, in addition to the section cited by the Staff above, we provided information on the impact of cost inflation on Campbell’s gross profit in the section titled “Gross Profit” in the Form 10-Q (see page 18).

As stated in the “Inflation” section of the 2007 Form 10-K (see page 17), Campbell uses a number of strategies to mitigate the impact of inflation, including increasing prices, pursuing cost productivity initiatives, and making capital investments that improve the efficiency of operations. If and to the extent that the Company anticipates that cost inflation will have a material effect on future earnings that can reasonably be estimated, we will disclose this anticipated effect in future filings.

Mr. H. Roger Schwall
Securities and Exchange Commission
February 14, 2008
7.	Controls and Procedures, page 25 — You disclose that “except as described below, there were no changes in the company’s internal control over financial reporting that materially affected, or are reasonably likely to materially affect, such internal control over financial reporting.” Please revise your disclosure to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. In this regard, we do not believe the guidance in Item 308(c) of Regulation S-K allows for such qualifying language in the disclosure.

In the quarter ended October 28, 2007, as part of the previously announced North American SAP enterprise-resource planning system implementation, Campbell implemented this SAP software at its Maxton, North Carolina manufacturing facility. This implementation of SAP resulted in changes to Campbell’s internal control over financial reporting that materially affected such controls. There were no other changes in Campbell’s internal control over financial reporting that materially affected, or were reasonably likely to materially affect, Campbell’s internal controls over financial reporting during that period. We believe that the disclosure made in the Form 10-Q adequately described this point. In future filings, however, we will state directly whether a change has occurred that materially affects, or is reasonably likely to materially affect, Campbell’s internal controls over financial reporting.

7A.	Controls and Procedures, page 25 — Please also provide an evaluation of the changes in your internal controls over financial reporting that occurred during the quarter as required by Item 308(c) of Regulation S-K. Refer to Item 4 of Form 10-Q.

As required by Rule 13a-15(d), Campbell evaluates all changes in internal control over financial reporting during a fiscal quarter that have materially affected, or are reasonably likely to materially affect, Campbell’s internal control over financial reporting (including the change described in our response to comment 7 above). All changes materially affecting Campbell’s internal control over financial reporting have been previously disclosed in Campbell’s periodic reports (see response to comment 7 above).

We understand Item 308(c) of Regulation S-K and Item 4 of Part I of Form 10-Q to require the Company to disclose whether a change has occurred in Campbell’s internal control over financial reporting. However, we further understand that the need to disclose the reasons for such change or otherwise to elaborate upon it, is to be determined based on the facts and circumstances, including considerations as to whether the reasons for the change or other information about the surrounding circumstances constitute material information necessary to make the disclosure about the change not misleading. In preparing future filings, we will continue to consider whether there is any material information relating to the circumstances surrounding a change in internal control over financial reporting that we should add to our Item 308(c) disclosure, as suggested by the Commission’s guidance in Part II.F. of SEC Release No. 33-8238. We do not believe that there is any such additional information that needs to be disclosed relating to the implementation of SAP at the Maxton manufacturing facility described in the Form 10-Q.

Mr. H. Roger Schwall
Securities and Exchange Commission
February 14, 2008
SCHEDULE 14, FILED OCTOBER 10, 2007
8.	Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

The Company will comply with the comments reproduced below in all applicable future filings. Examples of disclosures we propose to provide in connection with these comments are included in the responses set forth below. We note that management’s proposed disclosures in the Compensation Discussion and Analysis are reviewed by the Compensation and Organization Committee of the Board of Directors (the “Committee”) and approved by the Board for inclusion in the Company’s annual filing on Schedule 14, and are thus subject to such amendments as the Committee or the Board may direct.

9.	Base Salary, page 21 — You state that in determining individual salaries, the Committee considers individual contributions and business performance, among other things. Identify the actual performance factors or goals that you consider in setting base salary and discuss whether, for each named executive officer, he or she met those goals.

As stated on page 21 of the Schedule 14 filed October 14, 2007 (the “2007 Proxy Statement”), the Committee considers a number of factors in determining individual base salaries, including the scope of an individual’s job responsibilities, individual contributions, business performance, job market conditions, the Company’s salary budget guidelines, and the individual’s current compensation as compared to the Compensation Peer Group defined on page 20. The Committee does not utilize a mathematical formula in which these factors or their interrelationships are quantified and weighted (either in general, or with respect to any individual executive). During a particular year, one factor or group of factors may play a more significant role in the determination of an executive’s base salary than in other years, based on the Committee’s judgment.

As stated on page 19, an executive’s individual performance is assessed based upon his or her demonstrated leadership skills, accomplishment of objectives, business unit or functional accountabilities, and personal contributions. Factors considered in the assessment of individual performance for the purpose of determining base salary are not quantified or weighted.

In applicable future filings, the Company will explain these points in substantially the same manner as set forth above. In addition, to the extent that one or more particular factors relating to individual performance were material to the determination of base salary for a named executive officer for a particular year, the Company will identify that factor or factors, except to the extent confidential treatment is appropriate, and will discuss the extent to which the named executive officer met specific goals relevant to those factors. For example, an executive’s individual objectives for a given year typically include objectives relating to financial management, talent management, employee engagement, and the accountabilities of his or her business unit or functional area, among other categories. To the extent that achievement of specific goals in one or more of these categories in a particular year played a material role in the determination of an executive’s base salary for the succeeding year, the Company will identify those goals and explain how the executive’s performance with respect to those goals affected the Committee’s decision concerning his or her base salary.

Mr. H. Roger Schwall
Securities and Exchange Commission
February 14, 2008
10.	Annual Incentive Plan, page 21— We note your statement that if the 162(m) performance goal is achieved, the Committee can exercise negative discretion in determining annual incentive awards to executive officers based upon the executive officer’s business unit or function performance, and his or her individual performance. Please
a.	clarify how these performance goals related to the scorecard approach you also describe;

b.	identify the actual performance factors or goals that you consider in setting the annual incentive, and discuss whether, for each named executive, he or she met those goals; and

c.	explain what you mean by “negative discretion,” and whether the Committee has ever exercised negative discretion to reduce an award to a named executive officer.
As is explained on pages 21-22 of the 2007 Proxy Statement, the Committee uses the scorecard at the beginning of a fiscal year to establish performance goals for the Company as a whole for the purposes of the Annual Incentive Plan. Corresponding goals, consistent with the Company scorecard, are established for the business units. The actual performance factors used to establish the performance goals in the scorecard for fiscal year 2007 are described in the first full paragraph on page 22.
After a fiscal year has ended, the Committee assesses total Company performance in light of the goals enumerated in the scorecard for that year, and, based on that assessment, determines the aggregate amount of the incentive pool for the total Company for that year. In any given year, the Committee’s assessment of total Company performance may range from 0% to 175%. As indicated on page 22, for fiscal year 2007, the Committee decided upon a total annual incentive pool of 140% of the target pool.
Each participant in the Annual Incentive Plan has an annual incentive target, which is a percent of base salary approved by the Committee at the beginning of the year for each executive salary level. Within the limits of the total annual incentive pool, the award paid to a participant for a given year is determined by multiplying his or her annual incentive target for that year by (x) a percentage representing the assessment of the performance of the participant’s business unit, or, if the participant is a member of the corporate staff (that is, not within a business unit), the percentage representing the assessment of total Company performance for the year; and (y) a percentage representing an assessment of the participant’s performance against the individual objectives established for that participant at the beginning of the fiscal year. The amount of the annual incentive award paid to an executive officer in the Annual Incentive Plan for any given year may vary from 0% to 175% of his or her individual incentive target for that year. As indicated on page 22, the annual incentive payments to named executive officers for fiscal year 2007 ranged from 140% to 155% of target, with an average of 144%.
At the beginning of a fiscal year, the Committee also establishes a performance goal for the Annual Incentive Plan that is applicable only to executive officers. This goal is referred to in the 2007 Proxy Statement as the “162(m) performance goal.” As indicated on page 22, the 162(m) performance goal for fiscal 2007 required that the Company achieve 80% of its EPS goal for the year. In order for an executive officer to be eligible to receive the maximum payment of 175% of his or her annual incentive target, the Company must meet

Mr. H. Roger Schwall
Securities and Exchange Commission
February 14, 2008
the 162(m) performance goal for the year. However, the Company’s achievement of the 162(m) performance goal does not assure that an executive officer will receive the maximum incentive award, because the Committee has retained “negative discretion” to reduce the award based upon the assessment of the performance of his or her business unit (or, in the case of an executive officer who is a member of the corporate staff, the assessment of total Company performance) in light of the goals set forth in the scorecard, and the assessment of his or her individual performance against individual annual objectives.
The Committee has consistently exercised its negative discretion in determining annual incentive payments to executive officers. Although the Company has regularly achieved the 162(m) performance goal established annually by the Committee, no named executive officer has received an award equal to the maximum potential payment of 175% of target. For fiscal year 2007, for example, the Committee exercised its negative discretion to reduce the annual incentive payment to the CEO from $3.5 million to $2.8 million, based on the scorecard results.
In applicable future filings, the Company will explain these points in substantially the same manner as set forth above. In addition, the Company will identify the principal categories of performance included in material individual annual objectives of the named executive officers for the fiscal year, except to the extent confidential treatment is appropriate, and will discuss whether and to what extent each named executive officer met his or her material individual annual objectives for the year.
11.	Perquisites, page 25 — You state that perquisite payments are appropriate to reimburse executives for financial and tax planning purposes and “other purposes.” Describe what these other purposes may be and state whether there is any limit on the perquisite payments you may make under the plan.

As stated on page 25, the maximum perquisite payment that can be made to a named executive officer under the Personal Choice Program is $48,000. In addition to tax and estate planning services or financial planning services, executives may use the payments made under this program, at their discretion, for such other purposes as home security systems, country club dues and automobile expenses. In applicable future filings, the Company will explain these points in substantially the same manner as set forth in this paragraph.

12.	Severance Plans, page 25 — Describe and explain how you determined the appropriate payment and benefit levels under the various circumstances that trigger payment or provision of benefits under the severance plans. See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K.

The payment and benefit levels defined in the Company’s severance plans for US-based exempt employees have been determined primarily by reference to the amount of time customarily required for employees who are involuntarily terminated without cause to find other employment. The Company believes that, due to the relative scarcity of senior executive roles, employees at higher levels in the organization generally need more time to locate comparable positions elsewhere than those at lower levels. The Company also periodically reviews the severance benefits provided at other Fortune 500 companies. Assurance of a reasonable measure of financial security in the event of involuntary

Mr. H. Roger Schwall
Securities and Exchange Commission
February 14, 2008
termination is important to candidates for executive positions, and the extent of the severance benefits offered by Campbell in comparison with those available at other companies is sometimes a significant factor in their evaluations of the attractiveness of opportunities at Campbell. In applicable future filings the Company will explain these points in substantially the same manner as set forth in this paragraph.
*     *     *
As requested by the Staff, we acknowledge:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, CAMPBELL SOUP COMPANY
By:	/s/ Robert A. Schiffner
Robert A. Schiffner
Senior Vice President and Chief Financial Officer

cc:	Douglas R. Conant
Ellen O. Kaden
Anthony P. DiSilvestro
Jennifer O’Brien — Securities and Exchange Commission
Jill S. Davis — Securities and Exchange Commission
Donna Levy — Securities and Exchange Commission